United States securities and exchange commission logo





                              August 22, 2023

       Matthew Booth
       Chief Executive Officer
       Urgent.ly Inc.
       8609 Westwood Center Drive, Suite 810
       Vienna, VA 22182

                                                        Re: Urgent.ly Inc.
                                                            Post-Effective
Amendment No. 1 to Form S-4
                                                            Filed August 14,
2023
                                                            File No. 333-271937

       Dear Matthew Booth:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Post-Effective Amendment No. 1 to Form S-4

       Risk Factors
       Urgently has previously identified a material weakness..., page 54

   1. You disclose that the material weakness in Urgently's internal control over financial reporting was
identified in connection with the audit of Urgently   s financial statements
for
                                                        the years ended
December 31, 2021 and 2022. Please tell us why the weakness was not disclosed in the
company's S-4 that went effective on July 14, 2023. Explain whether the failure to disclose the
weakness is an indicator of other material weaknesses that would require disclosure and
remediation. Also, tell us whether you believe Urgently's disclosure controls and procedures
were effective at the time the S-4 was being prepared and, if not, what consideration you
have given to addressing the ineffectiveness of such controls in your risk factor
section.
 Matthew Booth
Urgent.ly Inc.
August 22, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



FirstName LastNameMatthew Booth                            Sincerely,
Comapany NameUrgent.ly Inc.
                                                           Division of
Corporation Finance
August 22, 2023 Page 2                                     Office of Technology
FirstName LastName